Exhibit 3.1

AMENDED AND RESTATED CERTIFICATE OF

INCORPORATION OF HEMOSENSE, INC.

HemoSense, Inc., a corporation organized and existing under the laws of the State of Delaware, hereby certifies as follows:

A. The name of the Corporation is HemoSense, Inc. The corporation was originally incorporated under the name “CardioSense, Inc.” and the date of filing the original Certificate of Incorporation of this Corporation with the Secretary of State of the State of Delaware was March 4, 1997.

B. Pursuant to sections 242 and 245 of the General Corporation Law of the State of Delaware, this Amended and Restated Certificate of Incorporation amends and restates the provisions of the Certificate of Incorporation of this Corporation.

C. The Certificate of Incorporation of this Corporation is hereby amended and restated to read as follows:

ONE. The name of the Corporation is HemoSense, Inc. (the “Corporation”).

TWO. The name and address of the registered office of the Corporation in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle, 19801. The name of the registered agent at such address is The Corporation Trust Company.

THREE. The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of Delaware.

FOUR. The Corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares which the Corporation is authorized to issue is Thirty-Eight Million (38,000,000) shares of Common Stock (the “Common Stock”) and Fifty-Three Million Three Hundred Eighty-Six Thousand Five Hundred Sixty (53,386,560) shares of Preferred Stock (the “Preferred Stock”), 1,429,566 shares are designated Series A-2 Preferred Stock (the “Series A-2 Preferred Stock”), 1,429,566 shares are designated Series A-3 Preferred Stock (the “Series A-3 Preferred Stock”), 3,813,289 shares are designated Series B-2 Preferred Stock (the “Series B-2 Preferred”), 3,813,289 shares are designated

Series B-3 Preferred Stock (the “Series B-3 Preferred”), 18,900,850 shares are designated Series C-2 Preferred Stock (the “Series C-2 Preferred”), and 24,000,000 shares are designated Series C-3 Preferred Stock (the “Series C-3 Preferred”). Series A-2 Preferred, Series A-3 Preferred, Series B-2 Preferred, Series B-3 Preferred, Series C-2 Preferred, and Series C-3 Preferred are collectively referred to herein as the “Preferred Stock.” The Preferred Stock shall have a par value of one-tenth of one cent ($0.001) per share, and the Common Stock shall have a par value of one-tenth of one cent ($0.001) per share.

The rights, preferences, privileges and restrictions granted to or imposed upon the Common Stock and Preferred Stock are as follows:

A. Dividends. When and as declared by the Corporation’s board of directors (the “Board”), the holders of Series A-2 Preferred, Series A-3 Preferred, Series B-2 Preferred, Series B-3 Preferred, Series C-2 Preferred, and Series C-3 Preferred shall be entitled to receive, out of any funds legally available therefor, dividends at the per share per annum rate of $0.08 for Series A-2 Preferred and Series A-3 Preferred, $0.13 for Series B-2 Preferred and Series B-3 Preferred, and $0.13 for Series C-2 Preferred and Series C-3 Preferred (collectively, the “Dividend Rate”) (as adjusted for any stock splits, dividends, combinations, recapitalizations and the like with respect to such shares), payable in preference to any payment of any dividend on Common Stock. After payment of such dividends, any additional dividends declared shall be payable pro rata to the holders of Common Stock and Preferred Stock on an as-converted basis. No dividends shall be paid, and no transfer of cash or property by the Corporation to one or more of its stockholders without consideration, whether by dividend or otherwise (except a dividend in shares of the Corporation’s stock) shall be made with respect to the Common Stock during any calendar year unless dividends in the total amount of the annual Dividend Rate for the Preferred Stock shall have first been paid or declared and set apart for payment to the holders of the Preferred Stock during that calendar year. The right of the holders of Preferred Stock to receive dividends shall not be cumulative, and no right shall accrue to holders of Preferred Stock by reason of the fact that dividends on such shares are not declared or paid in any prior year.

B. Liquidation Preference.

1. Initial Series C-2 and C-3 Preferred Stock Preference. In the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, the holders of Series C-2 Preferred and Series C-3 Preferred shall be entitled to receive, prior to and in preference to any distribution of any of the assets or surplus funds of the Corporation to the holders of Series A-2 Preferred, Series A-3 Preferred, Series B-2 Preferred, Series B-3 Preferred or Common Stock, by reason of their ownership thereof, the amount of $1.58 per share for each share of Series C-2 Preferred and Series C-3 Preferred then held and, in addition, an amount equal to all declared but unpaid dividends on the Series C-2 Preferred and the Series C-3 Preferred (the ‘Initial Series C-2 and C-3 Preference”). If the assets and funds thus distributed among the holders of the Series C-2 Preferred and Series C-3 Preferred are insufficient to permit the payment to such holders of their full preferential amount, then the entire assets and funds of the Corporation legally available for distribution shall be distributed among the holders of Series C-2 Preferred and Series C-3 Preferred in proportion to the number of shares of Series C-2 Preferred and Series C-3 Preferred held by each such holder.

2. Management Incentive Pool. After payment or setting apart of payment has been made to the holders of Series C-2 Preferred and Series C-3 Preferred of the amounts set forth in Section B(1) above, up to $6.5 million payable under the Company’s Management Retention Plan dated as of March 7, 2003, as amended, adopted by the Board (the “Management Pool”) shall be set aside for payment pursuant to the terms of the Management Pool.

3. After payment or setting apart of payment of the amounts set forth in Section B(1) and B(2), the, the holders of Series C-2 Preferred and Series C-3 Preferred shall be entitled to receive, prior to and in preference to any distribution of any of the assets or surplus funds of the Corporation to the holders of Series A-2 Preferred, Series A-3 Preferred, Series B-2 Preferred, Series B-3 Preferred or Common Stock, by reason of their ownership thereof, an additional amount of $1.58 per share for each share of Series C-2 Preferred or Series C-3 Preferred then held. If the assets and funds thus distributed among the holders of the Series C-2 Preferred and Series C-3 Preferred are insufficient to permit the payment to such holders of this full preferential amount, then the entire assets and funds of the Corporation legally available for distribution shall be distributed among the holders of Series C-2 Preferred and Series C-3 Preferred in proportion to the number of shares of Series C-2 Preferred and Series C-3 Preferred held by each such holder.

4. Series A-2, Series A-3, Series B-2 and Series B-3 Preferred Stock Preference. After payment or setting apart of payment has been made of the amounts set forth in Sections B(1), B(2) and B(3) above, the holders of Series A-2 Preferred, Series A-3 Preferred, Series B-2 Preferred and Series B-3 Preferred shall be entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the Corporation to the holders of Common Stock by reason of their ownership thereof, the amount of $1.00 per share for each share of Series A-2 Preferred or Series A-3 Preferred, and $1.58 per share for each share of Series B-2 Preferred or Series B-3 Preferred then held and, in addition, an amount equal to all declared but unpaid dividends on the Series A-2 Preferred, Series A-3 Preferred, Series B-2 Preferred and Series B-3 Preferred, as applicable. If the remaining assets and funds thus distributed among the holders of the A-2 Preferred, Series A-3 Preferred, Series B-2 Preferred and Series B-3 Preferred are insufficient to permit the payment to such holders of their full preferential amount, then the entire assets and funds of the Corporation legally available for distribution shall be distributed among the holders of Series A-2 Preferred, Series A-3 Preferred, Series B-2 Preferred and Series B-3 Preferred in proportion to the number of shares of Series A-2 Preferred, Series A-3 Preferred, Series B-2 Preferred and Series B-3 Preferred held by each such holder.

5. Common Stock Preference. After payment or setting apart of payment has been made to the holders of Preferred Stock of the amounts set forth in Sections B(1), B(2), B(3) and B(4) above, the holders of Common Stock shall be entitled to receive, pro rata, up to the next $1,500,000 available for distribution. The holders of Preferred Stock who participated in the distributions in Sections B(1), B(3) and B(4) above shall be prohibited from converting their shares into Common Stock until such distribution to the holders of Common Stock has been made. If the assets and funds thus distributed among the holders of the Common Stock are insufficient to permit the payment to such holders of their full preferential amount, then the entire assets and funds of the Corporation legally available for distribution (after giving effect to the distributions described in Sections B(1), B(2), B(3) and B(4) above) shall be distributed among the holders of Common Stock in proportion to the number of shares of Common Stock held by each such holder.

6. Remaining Assets. After payment or setting apart of payment has been made to the holders of Preferred Stock and Common Stock of the amounts set forth in Sections B(1), B(2), B(3), B(4) and B(5) above, the remaining assets and funds of the Corporation legally available for distribution, if any, shall be distributed among the holders of the Common Stock and Preferred Stock in proportion to each such holder’s aggregate number of shares of Common Stock and shares of Common Stock into which Preferred Stock held by such holder is at such time convertible.

7. Reorganization or Merger. A reorganization or merger of the Corporation with or into any other corporation or entity, or a sale of all or substantially all of the assets of the Corporation, in which transaction the Corporation’s stockholders immediately prior to such transaction own immediately after such transaction less than 50% of the equity securities of the surviving corporation or its parent, shall be deemed to be a liquidation within the meaning of this Section 4B.

8. Non-Cash Consideration. If any assets of the Corporation distributed to shareholders in connection with any liquidation, dissolution, or winding up of the Corporation are in a form other than cash, then the value of such assets shall be their fair market value as determined by the Board, except that any securities to be distributed to stockholders in a liquidation, dissolution, or winding up of the Corporation shall be valued as follows:

a. The method of valuation of securities not subject to investment letter or other similar restrictions on free marketability shall be as follows:

(i) if the securities are then traded on a national securities exchange or the Nasdaq National Market (or a similar quotation system), then the value shall be deemed to be the average of the closing prices of the securities on such exchange or system over the 30-day period ending three (3) days prior to the distribution;

(ii) if the securities are then actively traded over-the-counter, then the value shall be deemed to be the average of the closing bid prices over the 30-day period ending three (3) days prior to the distribution; and

(iii) if there is no active public market for the securities, then the value shall be the fair market value thereof, as determined in good faith by the Board.

b. The method of valuation of securities subject to investment letter or other restrictions on free marketability shall be to make an appropriate discount, as determined in good faith by the Board, from the market value (as determined in subsections (a)(i), (ii) or (iii) of this Section B(6)) to reflect the approximate fair market value thereof.

C. Conversion. The holders of Preferred Stock shall have conversion rights as follows:

1. Right to Convert. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Issuance Price (as defined below) by the Conversion Price (as defined below) in effect at the time of conversion. The “Issuance Price” shall be $1.00 for the Series A-2 Preferred or Series A-3 Preferred, $1.58 for the Series B-2 Preferred or

Series B-3 Preferred, and $1.58 for the Series C-2 Preferred or Series C-3 Preferred. The “Conversion Price” shall initially be $1.00 for the Series A-2 Preferred or Series A-3 Preferred, $1.58 for the Series B-2 Preferred or Series B-3 Preferred, and $1.58 for the Series C-2 Preferred or Series C-3 Preferred, subject to adjustment as provided below. The number of shares of Common Stock into which a share of Preferred Stock is convertible is hereinafter referred to as the “Conversion Rate” of that series of Preferred Stock (collectively, “Preferred Stock Conversion Rate”).

2. Automatic Conversion.

a. Conversion Upon a Qualified Initial Public Offering. Each share of Preferred Stock shall automatically be converted into shares of Common Stock at the then effective Conversion Rate immediately prior to the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offer and sale of Common Stock by the Corporation to the public with a price of at least $7.00 per share (as adjusted for any stock splits, dividends, combinations, recapitalizations and the like with respect to such shares) and net proceeds to the Corporation in excess of $15,000,000 (a “Qualified IPO”).

b. Conversion Upon Election. At any time upon the written consent by the holders of at least a majority of the outstanding shares of the Preferred Stock, voting together as a single class on an as-converted into Common Stock basis, all shares of each series of the Preferred Stock shall be automatically converted into shares of Common Stock at the then effective Preferred Stock Conversion Rate applicable to that series

c. Conversion Upon Series C-3 Financing. On the date which is seven business days after the date upon which the first closing of a Series C-3 Preferred Stock financing occurs, each share of the Series A-2 Preferred Stock, Series B-2 Preferred Stock, and Series C-2 Preferred Stock then outstanding shall automatically be converted into shares of Common Stock at a conversion rate of one share of Common Stock for every five shares of Preferred Stock.

3. Mechanics of Conversion. No fractional shares of Common Stock shall be issued upon conversion of Preferred Stock. In lieu of any fractional shares, the Corporation shall pay cash equal to such fraction multiplied by the then fair market value of a share of Common Stock as determined by the Board. For such purpose, all shares of Preferred Stock held by each holder of Preferred Stock shall be aggregated, and any resulting fractional share of Common Stock shall be paid in cash. Before any holder of Preferred Stock shall be entitled to convert the same into full shares of Common Stock and to receive certificates therefor, he shall surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation or of any transfer agent for the Preferred Stock, and shall give written notice to the Corporation at such office that such holder elects to convert the same; provided, however, that in the event of an automatic conversion pursuant to Section C(2) above, the outstanding shares of Preferred Stock shall be converted automatically without any further action by the holders of such shares and whether or not the certificates representing such shares are surrendered to the Corporation or its transfer agent, and provided further that the Corporation shall not be obligated to issue certificates evidencing the shares of Common Stock issuable upon such automatic conversion unless the certificates evidencing such shares of Preferred Stock are either delivered to the Corporation or its transfer agent as provided above, or the holder notifies the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates. The Corporation shall, as soon as practicable after such delivery, or such agreement and indemnification in the case of a lost certificate, issue and deliver at such office to such holder of Preferred Stock, a certificate or certificates for the number of shares of Common Stock to which the holder shall be entitled and a check payable to the holder in the amount of any cash amounts payable as the result of a conversion into fractional shares of Common Stock, as determined pursuant to Section C(5). Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of Preferred Stock to be converted or, in the case of automatic conversion, on the date of closing of the Qualified IPO or on the date seven business days after the first closing of a Series C-1 Preferred Stock financing pursuant to Section C(2)(c) above, and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock on such date. Any shares of Preferred Stock converted pursuant to this Section C shall be cancelled and shall not be reissued by the Corporation.

4. Adjustments to Conversion Price of Preferred Stock for Dilutive Issues.

a. Special Definitions. For purposes of this Section C(4), the following definitions shall apply:

(i) “Options” shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire either Common Stock or Convertible Securities.

(ii) “Original Issue Date” shall mean the date on which the first share of the applicable series of Preferred Stock was first issued, as appropriate.

(iii) “Convertible Securities” shall mean any evidences of indebtedness, shares (other than the Common Stock) or other securities convertible into or exchangeable for Common Stock.

(iv) “Additional Shares of Common Stock” shall mean all shares of Common Stock issued (or, pursuant to Section C(4)(b), deemed to be issued) by the Corporation, other than (each, an “Excluded Issuance”):

(A) shares of the Corporation’s Common Stock issued upon conversion of the Preferred Stock;

(B) up to 3,800,000 shares of the Corporation’s Common Stock (or related Options) issued from and after March 4, 1997 to employees, officers, consultants or other persons performing services for the Corporation pursuant to any stock option or incentive ownership plan or arrangement approved by the Board;

(C) shares issuable upon exercise of warrants issued to financial institutions in connection with the extension of credit to the Corporation or in connection with the lease of equipment approved by the Board;

(D) up to 180,000 shares issued upon the exercise of warrants held by Innovative Medical Product Consultants, GmbH as of the date hereof or issuable pursuant to that certain Non-Exclusive Sales Representative and Services Agreement dated November 12, 2002;

(E) shares of the Corporation’s Common Stock issued pursuant to a Qualified IPO; and

(F) shares of the Corporation’s Common Stock issued in connection with any stock split, stock dividend, or recapitalization by the Corporation.

b. Deemed Issue of Additional Shares of Common Stock. In the event the Corporation shall, at any time or from time to time after the Original Issue Date, issue any Options or Convertible Securities (or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities), then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability and without regard to any provisions contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, upon the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue (or, in case such a record date shall have been fixed, as of the close of business on such record date); provided, however, that Additional Shares of Common Stock shall not be deemed to have been issued unless the consideration per share (determined pursuant to Section C(4)(d)) of such Additional Shares of Common Stock would be less than the Conversion Price for the Series A-2 Preferred, Series A-3 Preferred, Series B-2 Preferred, Series B-3 Preferred, Series C-2 Preferred, or Series C-3 Preferred, as applicable, in effect on the date of and immediately prior to such issue (or such record date, as the case may be); and provided further that no such adjustment shall have the effect of increasing the Conversion Price existing immediately prior to such adjustment or increasing the conversion price in an amount which exceeds the Conversion Price in effect immediately before the first adjustment pursuant to this Section C(4). In any such case in which Additional Shares of Common Stock are deemed to be issued:

(i) no further adjustment in the Conversion Price shall be made upon the subsequent issue of Convertible Securities or shares of Common Stock upon the exercise of such Options or conversion or exchange of such Convertible Securities;

(ii) if such Options or Convertible Securities by their terms provide, with the passage of time or otherwise, for any increase or decrease in the consideration payable to the Corporation or in the number of shares of Common Stock issuable, upon the exercise, conversion or exchange thereof, the Conversion Price computed upon the original issue thereof (or upon the occurrence of a record date with respect thereto), and any subsequent adjustments based thereon, shall, upon any such increase or decrease becoming effective, be recomputed to reflect such increase or decrease insofar as it affects such Options or the rights of conversion or exchange under such Convertible Securities;

(iii) upon the expiration of any such Options or any rights of conversion or exchange under such Convertible Securities that shall not have been exercised, the Conversion Price computed upon the original issue thereof (or upon the occurrence of a record date with respect thereto), and any subsequent adjustments based thereon, shall, upon such expiration, be recomputed as if:

(A) in the case of Convertible Securities or Options for Common Stock, the only Additional Shares of Common Stock issued were shares of Common Stock, if any, actually issued upon the exercise of such Options or the conversion or exchange of such Convertible Securities, and the consideration received therefor was the consideration actually received by the Corporation for the issue of all such Options, whether or not exercised, plus the consideration actually received by the Corporation upon such exercise, or for the issue of all such Convertible Securities, whether or not converted or exchanged, plus the additional consideration, if any, actually received by the Corporation upon such conversion or exchange; and

(B) in the case of Options for Convertible Securities, only the Convertible Securities, if any, actually issued upon the exercise thereof were issued at the time of issue of such Options, and the consideration received by the Corporation for the Additional Shares of Common Stock deemed to have been then issued was the consideration actually received by the Corporation for the issue of all such Options, whether or not exercised, plus the consideration deemed to have been received by the Corporation upon the issue of the Convertible Securities with respect to which such Options were actually exercised;

(iv) no readjustment pursuant to clause (ii) or (iii) above shall have the effect of increasing the Conversion Price to an amount that exceeds the lower of (A) the Conversion Price on the original adjustment date and (B) the Conversion Price that would have resulted from any issuance of Additional Shares of Common Stock between the original adjustment date and such readjustment date; and

(v) in the case of any Options which expire by their terms not more than 90 days after the date of issue thereof, no adjustment of the Conversion Price shall be made until the expiration or exercise of all such Options.

c. Adjustment of Conversion Price Upon Issuance of Additional Shares of Common Stock. In the event the Corporation shall issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section C(4)(b)) after the Original Issue Date without consideration or for consideration per share less than the Conversion Price for the applicable series of Preferred Stock in effect on the date of and immediately prior to such issue, then, and in such event, the Conversion Price for that series of Preferred Stock shall be reduced, concurrently with such issue, to a price determined by multiplying such Conversion Price by a fraction, the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to such issue (including shares issuable upon conversion of the outstanding Preferred Stock) plus the number of shares of Common Stock that the aggregate consideration received by the Corporation for the total number of Additional Shares of Common Stock so issued would purchase at such Conversion Price; and the denominator of which shall be the number of shares of Common Stock outstanding immediately prior to such issue (including shares issuable upon conversion of the outstanding Preferred Stock) plus the number of such Additional Shares of Common Stock so issued.

d. Determination of Consideration. For purposes of this Section C(4), the consideration received by the Corporation for any Additional Shares of Common Stock issued (or deemed issued pursuant to Section C(4)(b)) shall be computed as follows:

(i) Cash and Property: Such consideration shall:

(A) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest or accrued dividends;

(B) insofar as it consists of property other than cash, be computed at the fair value thereof at the time of such issue, as determined in good faith by the Board irrespective of any accounting treatment;

(C) insofar as it consists of securities and the value of such securities is not determinable by reference to a separate agreement, then the value shall be determined in accordance with Section B(6)(a); and

(D) in the event Additional Shares of Common Stock are issued (or deemed issued pursuant to Section C(4)(b)) together with other shares or securities or other assets of the Corporation for consideration that covers both, be the proportion of such consideration so received, computed as provided in clauses (A) and (B) above, as determined in good faith by the Board.

(ii) Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Section C(4)(b), relating to Options and Convertible Securities, shall be determined by dividing

(A) the total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities or, in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities by

(B) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities.

5. Fractional Shares. In lieu of any fractional shares to which the holder of Preferred Stock would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of one share of Preferred Stock as determined by the Board. Whether or not fractional shares are issuable upon such conversion shall be determined on the basis of the total number of shares of Preferred Stock of each holder at the time converting into Common Stock and the number of shares of Common Stock issuable upon such aggregate conversion.

6. Additional Adjustments to Conversion Price. The Conversion Price of each series of Preferred Stock shall be subject to adjustment from time to time as follows:

a. If the number of shares of Common Stock outstanding at any time after the date hereof is increased by a stock dividend payable in shares of Common Stock, by a subdivision or split of shares of Common Stock or otherwise, then, on the date such payment is made or such change is effective, the Conversion Price of the Preferred Stock shall be appropriately decreased so that the number of shares of Common Stock issuable on conversion of any shares of Preferred Stock shall be increased in proportion to such increase of outstanding shares of Common Stock.

b. If the number of shares of Common Stock outstanding at any time after the date hereof is decreased by a combination or consolidation of the outstanding shares of Common Stock, then, on the effective date of such combination or consolidation, the Conversion Price of the Preferred Stock shall be appropriately increased so that the number of shares of Common Stock issuable on conversion of any shares of Preferred Stock shall be decreased in proportion to such decrease in outstanding shares of Common Stock.

c. In the event the Corporation shall declare a cash dividend upon its Common Stock payable otherwise than out of retained earnings or shall distribute to holders of its Common Stock shares of its capital stock (other than Common Stock), stock or other securities of other persons, evidences of indebtedness issued by the Corporation or other persons, assets (excluding cash dividends) or options or rights (excluding options to purchase and rights to subscribe for Common Stock or other securities of the Corporation convertible into or exchangeable for Common Stock), then, in each such case, each holder of Preferred Stock shall, concurrently with the distribution to holders of Common Stock, receive a like distribution based upon the number of shares of Common Stock into which such holder’s Preferred Stock is then convertible.

d. In the event, at any time after the date hereof, of any capital reorganization, any reclassification of the stock of the Corporation (other than as a result of a stock dividend or subdivision, split-up or combination of shares), any consolidation or merger of the Corporation with or into another person (other than a consolidation or merger in which the Corporation is the continuing entity and which does not result in any change in the Common Stock) or other disposition of the stock of the Corporation, the shares of Preferred Stock shall, after such reorganization, reclassification, consolidation, merger, sale or other disposition, be convertible into the kind and number of shares of stock or other securities or property of the Corporation or otherwise to which such holder would have been entitled if immediately prior to such reorganization, reclassification, consolidation, merger, sale or other disposition such holder had converted its shares of Preferred Stock into Common Stock. The provisions of this Section C(6)(d) shall similarly apply to successive reorganizations, reclassifications, consolidations, mergers, sales or other dispositions.

e. All calculations under this Section C(6) shall be made to the nearest cent or to the nearest one hundredth (1/100) of a share, as the case may be.

7. Minimal Adjustments. No adjustment to the Conversion Price for the Preferred Stock need be made if such adjustment would result in a change in the Conversion Price of less than $0.01. Any adjustment of less than $0.01 that is not made shall be carried forward and shall be made at the time of and together with any subsequent adjustment that, on a cumulative basis, amounts to an adjustment of $0.01 or more in the Conversion Price.

8. No Impairment. The Corporation shall not, through any reorganization, recapitalization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation, but shall at all times in good faith assist in the carrying out of all the provisions of this Section C and in the taking of all such action as may be necessary or appropriate in order to protect the conversion rights of the holders of Preferred Stock against impairment. This provision shall not restrict the Corporation’s right to amend its Certificate of Incorporation with the requisite stockholder consent.

9. Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Rate applicable to any series of Preferred Stock pursuant to this Section C, the Corporation, at its expense, shall promptly compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to each holder of Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon written request at any time of any holder of Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth (i) all such adjustments and readjustments, (ii) the Conversion Rate at the time in effect, and (iii) the number of shares of Common Stock and the amount, if any, of other property that would be received at the time upon the conversion of such holder’s shares of Preferred Stock.

10. Reservation of Stock Issuable Upon Conversion. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock solely for the purpose of effecting the conversion of the shares of Preferred Stock such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of Preferred Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

11. Notices of Record Date. In the event of any taking by the Corporation of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend (other than a cash dividend) or other distribution, any right to subscribe for, purchase or otherwise acquire any shares of stock of any class or any other securities or property or to receive any other right, the Corporation shall mail to each holder of Preferred Stock at least twenty (20) days prior to such record date, a notice specifying the date on which any such record is to be taken for the purpose of such dividend or distribution or right, and the amount and character of such dividend, distribution or right.

12. Notices. Any notice required by the provisions of this Article 4 to be given to any holder of Preferred Stock shall be deemed given if deposited in the United States mail, postage prepaid, and addressed to each holder of record at such holder’s address appearing on the Corporation’s books.

D. Voting Rights. Except as otherwise required by law or as set forth herein, the holder of each share of Common Stock issued and outstanding shall have one vote for each share of Common Stock held by such holder, and the holder of each share of Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which such share of Preferred Stock could be converted at the record date for determination of the stockholders entitled to vote on such matters, or, if no such record date is established, at the date such vote is taken or any written consent of stockholders is solicited. Fractional votes by the holders of Preferred Stock shall not, however, be permitted and any fractional voting rights shall (after aggregating all shares of Common Stock into which shares of Preferred Stock held by each holder could be converted) be rounded to the nearest whole number. The votes of all shares of Common Stock and each series of Preferred Stock shall be counted together with all other shares of stock of the Corporation having general voting power and not counted separately as a class, except with respect to those matters required by law to be submitted to a class vote and except as otherwise set forth herein. Holders of Common Stock and Preferred Stock shall be entitled to notice of any stockholders’ meeting in accordance with the Bylaws of the Corporation.

E. Redemption.

1. The Corporation shall redeem, at any time after October 31, 2007 and within thirty (30) days following the receipt by the Corporation of the written request of the holders of not less than 66 2/3% of the then outstanding Preferred Stock, voting together as a single class, all, or such lesser percentage as is specified in such written notice, of the issued, outstanding and unconverted shares of Preferred Stock held by such holders as of the date on which redemption is first requested, including any shares not redeemed in a prior year (or the maximum amount the Corporation may lawfully redeem, whichever is less) by paying in cash or cancellation of indebtedness to the Corporation therefor a sum per share of Preferred Stock (as adjusted for any stock split or combination of or dividend payable in Preferred Stock) equal to $1.00 for Series A-2 Preferred or Series A-3 Preferred, $1.58 for Series B-2 Preferred or Series B-3 Preferred, and $1.58 for Series C-2 Preferred or Series C-3 Preferred, together with all declared, but unpaid, dividends with respect to such share to the date of the redemption request.

2. The Corporation may redeem, at any time following the receipt by the Corporation of the written consent of the holders of not less than 66 2/3% of the then outstanding Preferred Stock, voting together as a single class, all, or such lesser percentage as is specified in such written notice, of the issued, outstanding and unconverted shares of Preferred Stock held by such holder as of the date on which redemption is first requested, including any shares not redeemed in a prior year (or the maximum amount the Corporation may lawfully redeem, whichever is less), by paying in cash or cancellation of indebtedness to the Corporation therefor a sum per share of Preferred Stock (as adjusted for any stock split or combination of or dividend payable in Preferred Stock) equal to $1.00 for Series A-2 Preferred or Series A-3 Preferred, $1.58 for Series B-2 Preferred or Series B-3 Preferred, and $1.58 for Series C-2 Preferred or Series C-3 Preferred, together with all declared, but unpaid, dividends with respect to such share to the date of the redemption request. Any redemption of Preferred Stock pursuant to this Section E(2) shall be made on a pro rata basis among the holders of the Preferred Stock in proportion to the number of shares of Preferred Stock to be redeemed by such holders.

3. At least twenty (20) but no more than sixty (60) days prior to the date fixed for any redemption of Preferred Stock (the “Redemption Date”), written notice (the “Redemption Notice”) shall be mailed, first-class postage prepaid, to each holder of record (at the close of business on the business day preceding the day on which notice is given) of Preferred Stock to be redeemed, at the address last shown on the records of the Corporation for such holder or given by the holder to the Corporation for the purpose of notice or, if no such address appears or is given, at the place where the principal executive office of the Corporation is located, notifying such holder of the redemption to be effected, specifying the number of shares to be redeemed from such holder, the Redemption Date, the price per share to be paid (the “Redemption Price”), the place at which payment may be obtained and the date on which such holder’s rights as a holder of such shares terminate, and calling upon such holder to surrender to the Corporation, in the manner and at the place designated, his, her or its certificate or certificates representing the shares to be redeemed. Except as otherwise provided herein, on or after the Redemption Date, each holder of Preferred Stock to be redeemed shall surrender to the Corporation the certificate or certificates representing such shares, in the manner and at the place designated in the Redemption Notice, and thereupon the Redemption Price of such shares shall be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof and each surrendered certificate shall be canceled. In the event less than all the shares represented by any such certificate are redeemed, a new certificate shall be issued representing the unredeemed shares.

4. From and after the Redemption Date, unless there shall have been a default in payment of the Redemption Price, all rights of the holders of such shares as holders of the Preferred Stock (except the right to receive the Redemption Price without interest after the Redemption Date upon surrender of their certificate or certificates) shall cease with respect to such shares, and such shares shall not thereafter be transferred on the books of the Corporation or be deemed to be outstanding for any purpose whatsoever. Subject to the rights of each series of Preferred Stock that may from time to time come into existence, if, in the case of a redemption pursuant to Section E(2) only, the funds of the Corporation legally available for redemption of shares of Preferred Stock on any Redemption Date are insufficient to redeem the total number of shares of Preferred Stock required to be redeemed on such date, those funds that are legally available will be used first, to redeem the maximum possible number of such shares of Series C-2 Preferred and Series C-3 Preferred ratably among the holders of such shares to be redeemed, and second, to redeem the maximum possible number of such shares of Series A-2 Preferred, Series A-3 Preferred, Series B-2 Preferred and Series B-3 Preferred ratably among the holders of such shares of Series A-2 Preferred,

Series A-3 Preferred, Series B-2 Preferred and Series B-3 Preferred to be redeemed. If the funds of the Corporation legally available for redemption of shares of Preferred Stock on any Redemption Date are insufficient to redeem the total number of shares of Series C-2 Preferred and Series C-3 to be redeemed on such Redemption Date, then the entire amount of such funds shall be used to redeem the maximum possible number of such shares of Series C-2 Preferred and Series C-3 Preferred ratably among such shares of Series C-2 Preferred and Series C-3 Preferred. If, in the case of a redemption pursuant to Section E(1), the funds of the Corporation legally available for redemption of shares of Preferred Stock on any Redemption Date are insufficient to redeem the total number of shares of Preferred Stock required to be redeemed on such Redemption Date, those funds that are legally available will be used to redeem the maximum possible number of such shares of Preferred Stock to be redeemed.

The shares of Preferred Stock not redeemed shall remain outstanding and entitled to all the powers, preferences and rights provided herein. Subject to the rights of any series of Preferred Stock which may from time to time come into existence, at any time after the time when additional funds of the Corporation are legally available for the redemption of shares of the Preferred Stock, such funds will immediately be used to redeem the balance of the shares which the Corporation has become obligated to redeem on any Redemption Date but which it has not redeemed.

F. Protective Provisions. In addition to any other class vote that may be required by law, the Corporation shall not, without first obtaining the approval (by vote or written consent, as provided by law) of the holders of at least a majority of the then outstanding shares of Preferred Stock voting as a single class:

1. alter or change the rights, preferences, privileges or restrictions of the Preferred Stock; or

2. increase or decrease the aggregate number of authorized shares of Preferred Stock; or

3. create any new class or series of securities (or any securities convertible into securities, or grant options or similar rights to acquire securities) having any rights, preferences, or privileges senior to or on a parity with any series of the Preferred Stock; or

4. amend, restate, modify or supercede the Certificate of Incorporation or Bylaws of the Corporation (including, without limitation, to change the number of directors of the Corporation); or

5. authorize a liquidation, dissolution, winding-up, recapitalization or reorganization of the Corporation, or a sale, lease or transfer of all or substantially all of the assets of the Corporation or a merger or consolidation of the Corporation if, as a result of such merger or consolidation, the stockholders of the Corporation shall own less than 50% of the voting securities of the surviving corporation; or

6. effect a reclassification or recapitalization of any outstanding shares of securities of the Corporation into shares having rights, preferences or privileges senior to or on a parity with any series of the Preferred Stock; or

7. repurchase any shares of Preferred Stock except as set forth herein; or

8. declare or pay any dividends (other than dividends payable solely in shares of its own Common Stock) on or declare or make any other distribution (other than Excluded Issuances), directly or indirectly, on account of any shares of Common Stock now or hereafter outstanding; or

9. change the authorized number of members of its Board of Directors; or

10. acquire or invest in any other business; or

11. incur material indebtedness (except in connection with equipment lease, inventory, receivables or similar types of financing in the ordinary course of business); or

12. issue any equity securities other than Excluded Issuances; or

13. redeem any securities of the Corporation, except as set forth herein.

G. Residual Rights. All rights accruing to the outstanding shares of capital stock not expressly provided for to the contrary herein shall be vested in the Common Stock.

FIVE. The Corporation is to have perpetual existence.

SIX. In furtherance and not in limitation of the powers conferred by statute, the Board, subject to any rights of the holders of Preferred Stock, is expressly authorized to make, alter, amend or repeal the Bylaws of the Corporation.

SEVEN. The number of directors which will constitute the whole Board shall be as specified in the Bylaws of the Corporation.

EIGHT. The election of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

NINE. Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept (subject to any provisions contained in the statutes) outside the State of Delaware at such place or places as may be designated from time to time by the Board or in the Bylaws of the Corporation.

TEN. To the fullest extent permitted by the Delaware General Corporation Law as the same exists or as may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. The Corporation may indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that such person or his or her testator or intestate is or was a director, officer or employee of the Corporation, or any predecessor of the Corporation, or serves or served at any other enterprise as a director, officer or employee at the request of the Corporation or any predecessor to the Corporation. Neither any amendment nor repeal of this Article 10, nor the adoption of any provision of this Certificate of Incorporation inconsistent with this Article 10, shall eliminate or reduce the effect of this Article 10 in respect of any matter occurring, or any cause of action, suit or claim that, but for this Article 10, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ELEVEN. Advance notice of new business and stockholder nominations for the election of directors shall be given in the manner and to the extent provided in the Bylaws of the Corporation.

TWELVE. The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

IN WITNESS WHEREOF, HemoSense, Inc. has caused this Amended and Restated Certificate of Incorporation to be signed by the Chief Executive Officer in San Jose, California this 2nd day of February, 2005.

HEMOSENSE, INC.

By:	/s/ JAMES MERSELIS
James Merselis Chief Executive Officer

CERTIFICATE OF AMENDMENT TO THE

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

HEMOSENSE, INC.

James Merselis, Chief Executive Officer of HemoSense, Inc. (the “Company”), certifies that:

1. He is the duly elected Chief Executive Officer of the Company, a corporation organized and existing under the laws of the state of Delaware.

2. The name of this Corporation is HemoSense, Inc. The Company’s original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on March 4, 1997 under the name “CardioSense, Inc.”.

3. The first paragraph of Article IV is deleted in its entirety and shall be revised to read as follows:

“FOUR. Immediately upon the filing of this Certificate of Amendment to the Amended and Restated Certificate of Incorporation (the “Filing Date”), each four (4) outstanding shares of the Corporation’s Common Stock will be exchanged and combined, automatically and without further action, into one (1) share of Common Stock. Such combination shall be effected on a certificate-by-certificate basis, and any fractional shares resulting from such combination shall be rounded up to the nearest whole share (with any fractional amount being rounded upward).

The Corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares which the Corporation is authorized to issue is Thirty-Eight Million (38,000,000) shares of Common Stock (the “Common Stock”) and Fifty-Three Million Three Hundred Eighty-Six Thousand Five Hundred Sixty (53,386,560) shares of Preferred Stock (the “Preferred Stock”), 1,429,566 shares are designated Series A-2 Preferred Stock (the “Series A-2 Preferred Stock”), 1,429,566 shares are designated Series A-3 Preferred Stock (the “Series A-3 Preferred Stock”), 3,813,289 shares are designated Series B-2 Preferred Stock (the “Series B-2 Preferred”), 3,813,289 shares are designated Series B-3 Preferred Stock (the “Series B-3 Preferred”), 18,900,850 shares are designated Series C-2 Preferred Stock (the “Series C-2 Preferred”), and 24,000,000 shares are designated Series C-3 Preferred Stock (the “Series C-3 Preferred”). Series A-2 Preferred, Series A-3 Preferred, Series B-2 Preferred, Series B-3 Preferred, Series C-2 Preferred, and Series C-3 Preferred are collectively referred to herein as the “Preferred Stock.” The Preferred Stock shall have a par value of one-tenth of one cent ($0.001) per share, and the Common Stock shall have a par value of one-tenth of one cent ($0.001) per share.”

4. Section C(2)(a) is deleted in its entirety and shall be revised to read as follows:

“a. Conversion Upon a Qualified Public Offering. Each share of Preferred Stock shall automatically be converted into shares of Common Stock at the then effective Conversion Rate immediately prior to the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offer and sale of Common Stock by the Corporation to the public with net proceeds to the Corporation in excess of $15,000,000 (a “Qualified IPO”).”

IN WITNESS WHEREOF, this Certificate of Amendment of the Amended and Restated Certificate of Incorporation, which amends certain provisions of the Amended and Restated Certificate of Incorporation of the Company, having been duly adopted in accordance with Sections 228 and 242 of the Delaware General Corporation Law, has been duly executed by its Chief Executive Officer, this 4th day of May, 2005.

/s/ JAMES MERSELIS
James Merselis, Chief Executive Officer

CERTIFICATE OF CORRECTION FILED TO CORRECT

AN ERROR IN THE CERTIFICATE OF AMENDMENT

TO THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF HEMOSENSE, INC.

FILED IN THE OFFICE OF THE SECRETARY OF STATE

OF DELAWARE ON MAY 4, 2005

HemoSense, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware,

DOES HEREBY CERTIFY:

1. That the name of the corporation (hereinafter called the “corporation”) is HemoSense, Inc.

2. That a Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the corporation was filed with the Secretary of State of Delaware on May 4, 2005 (the “Amended Certificate”), and the Amended Certificate requires correction as permitted by subsection (f) of Section 103 of The General Corporation Law of the State of Delaware.

3. That the reverse stock split described in Article Four of the Amended Certificate inadvertently contained a reference to fractional shares being rounded upward, rather than being rounded downward as intended.

4. That the inaccuracy in Article Four of the Amended Certificate is hereby corrected to read in its entirety as follows:

“FOUR. Immediately upon the filing of this Certificate of Amendment to the Amended and Restated Certificate of Incorporation (the “Filing Date”), each four (4) outstanding shares of the Corporation’s Common Stock will be exchanged and combined, automatically and without further action, into one (1) share of Common Stock. Such combination shall be effected on a certificate-by-certificate basis, and any fractional shares resulting from such combination shall be rounded down to the nearest whole share (with any fractional amount being rounded downward).

The Corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares which the Corporation is authorized to issue is Thirty-Eight Million (38,000,000) shares of Common Stock (the “Common Stock”) and Fifty-Three Million Three Hundred Eighty-Six Thousand Five Hundred Sixty (53,386,560) shares of Preferred Stock (the “Preferred Stock”), 1,429,566 shares are designated Series A-2 Preferred Stock (the “Series A-2 Preferred Stock”), 1,429,566 shares are designated Series A-3 Preferred Stock (the “Series A-3 Preferred Stock”), 3,813,289 shares are designated Series B-2 Preferred

Stock (the “Series B-2 Preferred”), 3,813,289 shares are designated Series B-3 Preferred Stock (the “Series B-3 Preferred”), 18,900,850 shares are designated Series C-2 Preferred Stock (the “Series C-2 Preferred”), and 24,000,000 shares are designated Series C-3 Preferred Stock (the “Series C-3 Preferred”). Series A-2 Preferred, Series A-3 Preferred, Series B-2 Preferred, Series B-3 Preferred, Series C-2 Preferred, and Series C-3 Preferred are collectively referred to herein as the “Preferred Stock.” The Preferred Stock shall have a par value of one-tenth of one cent ($0.001) per share, and the Common Stock shall have a par value of one-tenth of one cent ($0.001) per share.”

IN WITNESS WHEREOF, the undersigned Chief Executive Officer has hereunto set his hand this 4th day of May 2005.

/s/ JAMES MERSELIS
James Merselis, Chief Executive Officer